Auscrete Corporation

49 John Day Dam Road, Goldendale, WA 98620 USA

509-261-2525 - 541 993 7904

June 26, 2023

Submitted by EDGAR

Office of Manufacturing

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Sarah Sidwell

Re:	Withdrawal of Request for Qualification
Auscrete Corp. Offering Statement on Form 1-A Filed May 10, 2023 File No. 024- 12247

Ladies and Gentlemen:

On behalf of Auscrete Corp., I hereby withdraw its request qualification of the above referenced Offering Statement at 12:00 p.m. Eastern Time on Wednesday, June 28, 2023.

Very truly yours,

/s/ John Sprovieri

John Sprovieri

Chief Executive Officer